UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For April 19, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

FreeSeas Inc. (the “Company”) is filing this Report on Form 6-K to provide the following information:

Restructuring of Bank Debt

As a result of the historically low charter rates for dry bulk vessels since early 2011, and the resulting material adverse impact on the Company’s results of operations, the Company has undertaken negotiations with each of its lenders to restructure the Company’s debt repayments.

Credit Suisse AG (“Credit Suisse”). The Company is a party to a Loan and Facility Agreement dated December 24, 2007, as amended, with Credit Suisse (the “Credit Suisse Facility Agreement”). The Company received a written proposal dated February 15, 2012, which proposal is subject to documentation and to participation by the Company’s other lenders, pursuant to which Credit Suisse has agreed to a two-year principal moratorium and restructuring of the interest rate, with an initial reduction to LIBOR plus 1% for the moratorium period. Under the proposal, the Company will not have to sell further vessels as previously required by Credit Suisse. As of the date of this report, we have not entered into definitive agreements reflecting this written proposal.

Deutsche Bank Nederland N. V. (“Deutsche Bank”). The Company is a guarantor under a Facility Agreement dated September 1, 2009 among Deutsche Bank and our wholly owned subsidiaries, Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. (the “Deutsche Bank Facility Agreement”). Under the Deutsche Bank Facility Agreement, we were obligated to make a payment of $360,199 as a success fee due on November 1, 2011, payments of principal of $750,000 on December 18, 2011 and of $750,000 on March 20, 2012, and payments of interest of $191,443 on February 1, 2012 and of $88,887.72 on March 20, 2012, which we did not make. The Company received a letter from Deutsche Bank dated February 15, 2012, advising the Company of these defaults, as well as the failure to pay default interest and to comply with certain covenants in the Facility Agreement. The Company has remained in communication with Deutsche Bank throughout this period in an effort to achieve a mutually acceptable restructuring of the Company’s debt. Deutsche Bank has advised us in writing that it is inclined to accept the proposal by Credit Suisse. A definitive agreement reflecting acceptance of the proposal has yet to be received by the Company as of the date of this report.

First Business Bank S.A. (“FBB”). The Company is a guarantor under a Facility Agreement dated December 15, 2009 and a First Supplemental Agreement dated January 27, 2012 among FBB and our wholly owned subsidiaries, Adventure Nine S.A. and Adventure Twelve S.A. (the “FBB Loan Agreement”). FBB is controlled by the Restis family, which is one of our principal shareholders. Under the FBB Loan Agreement, we were obligated to make a payment of principal and interest totaling $2,116,622.70, which we did not make. The Company has remained in communication with FBB throughout this period in an effort to achieve a mutually acceptable restructuring of the Company’s debt. On March 23, 2012 and on April 12, 2012 we received notices of default from FBB. The Company believes that agreement to a two-year moratorium was reached at a meeting between senior management of the Company and senior management of FBB on February 7, 2012. The Company is seeking clarification from FBB about the notices in light of FBB’s agreement to a moratorium.

Status of Newbuilding Contracts

By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that the Company had failed to pay the payment of $3.7 million due on February 11, 2012 under one of the agreements and was therefore in default under its obligations under this agreement. The shipyard’s remedies include selling the vessel. The Company is currently exploring its options in connection with this default.

The Company’s agreement with ABN AMRO Bank (“ABN AMRO”) to finance the newbuilding vessels was terminated by ABN AMRO. Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO has agreed to return to the Company all commitment fees paid to date, totaling $417,690 less legal fees, and all further obligations of the parties have been terminated.

Status of Nasdaq Deficiency Letters

By letter dated February 29, 2012, NASDAQ notified the Company that the Company was once again in compliance with NASDAQ Listing Rule Sections 5450(a)(1) and 5450(b)(1)(C), relating to the a minimum bid price of the Company’s common stock and the Company’s Market Value of Publicly Held Shares, respectively.

This report on Form 6-K are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: April 19, 2012	By:	/s/ Alexandros Mylonas
Name: Alexandros Mylonas
Title: Chief Financial Officer

4